UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check One) :	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2008

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

Transition Report on Form N-SAR For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Primus Telecommunications Group, Incorporated Primus Telecommunications Holding, Inc. Primus Telecommunications IHC, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

7901 Jones Branch Drive, Suite 900
Address of Principal Executive Office (Street and Number)

McLean, VA 22102
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR ☒ or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant’s Annual Report on Form 10-K for the year ended December 31, 2008 cannot be filed on or prior to the prescribed March 31, 2009 due date without unreasonable effort and expense. On March 16, 2009, each of Primus Telecommunications Group, Incorporated, Primus Telecommunications Holding, Inc., Primus Telecommunications IHC, Inc. and Primus Telecommunications International, Inc. filed a voluntary petition in the United States Bankruptcy Court for the District of Delaware for reorganization relief under chapter 11 of title 11 of the United States Code, 11 U.S.C. §§ 101 et seq., as amended (the “Reorganization”). In connection with the proposed Reorganization, (i) agreement has been reached with certain noteholders on the terms of a proposed consensual restructuring, (ii) an amendment to a subsidiary credit facility has been reached waiving certain events of default related to the Reorganization and other matters and (iii) advanced ongoing discussions are in process with certain creditors concerning possible amendments to existing indebtedness and waiving certain events of default related to the Reorganization. As a result, the Registrant did not have sufficient time to finalize its review and preparation of its Annual Report on Form 10-K (including audited financial statements) before the March 31, 2009 deadline. On March 16, 2009, the Registrant issued a press release announcing the Reorganization, which press release was attached as Exhibit 99.1 to the Registrant’s Current Report on Form 8-K dated March 16, 2009.

The Registrant will file the Annual Report on Form 10-K within 15 days of March 31, 2009.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Thomas R. Kloster	(703)	902-2800
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On March 16, 2009, the Registrant issued a press release announcing financial results for the quarter and year ended December 31, 2008. A copy of the press release was furnished as Exhibit 99.2 to the Registrant’s Current Report on Form 8-K dated March 16, 2009.

The Registrant reported in such press release: (1) fourth quarter 2008 net revenue of $203 million, down from $221 million in the fourth quarter 2007; (2) full-year 2008 net revenue of $896 million, comparable to $896 million in 2007; (3) a net loss for fourth quarter 2008 of ($35.3) million, compared to net income of $1.5 million in the fourth quarter 2007, and basic and diluted loss per common share of ($0.25) in the fourth quarter 2008, as compared to basic and diluted net income per common share of $0.01 in the fourth quarter 2007; and (4) a full-year 2008 net loss of ($25.0) million as compared to net income of $15.7 million in 2007, and full-year 2008 basic and diluted loss per common share of ($0.18), compared to basic and diluted net income per common share of $0.12 and $0.09, respectively, in 2007.

Primus Telecommunications Group, Incorporated Primus Telecommunications Holding, Inc. Primus Telecommunications IHC, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

March 31, 2009	By:	/s/ Thomas R. Kloster
Thomas R. Kloster Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.	Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release dated March 16, 2009 (Incorporated by reference to the same exhibit number attached to the Current Report on Form 8-K filed with the SEC on March 16, 2009).

99.2	Press release dated March 16, 2009 (Incorporated by reference to the same exhibit number furnished with the Current Report on Form 8-K filed with the SEC on March 16, 2009).